

February 22, 2013

Via E-Mail
Mr. Steven H. Eklund
Chief Financial Officer
Respect Your Universe, Inc.
5940 South Rainbow Blvd.
Las Vegas, NV 89118

> **Re: Respect Your Universe, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **Form 10-Q for the Nine Months Ended September 30, 2012**
> **Filed November 19, 2012**
> **Correspondence submitted January 15, 2013**
> **File No. 333-166171**

Dear Mr. Eklund:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Nine Months Ended September 30, 2012

Financial Statements, page 3

Statement of Operations, page 4

1. We note your response to comment three in our letter dated December 20, 2012. You have not sufficiently explained the nature of the costs you have classified as product creation and product creation-related party and why it is appropriate to account for them under ASC 730. In this regard, your response only indicates that the expenses classified as product creation are research and development that "fall into one of the four categories" provided in ASC 730-15-3. Please provide us a more detailed description of

the specific expenses incurred for each period presented, how they fit into the model of ASC 730 and how these expenses differ from the costs that are included in cost of sales.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments.  Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining